Exhibit 1.01

CIRCOR International, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

1.	Overview

This report has been prepared by management of CIRCOR International, Inc. (herein referred to as “CIRCOR,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

2.	Product Description

CIRCOR manufactures and contracts to manufacture highly engineered products and sub-systems used in the oil & gas, power generation, aerospace, defense and other industrial markets. These products comprise many varieties of valves (ball valves, control valves, check valves, butterfly valves), fluid and gas regulators, controls, actuation and sub-system components. CIRCOR markets its products globally. These products are fabricated from numerous components procured by each of our facilities from a diverse assortment of suppliers. There are two major reporting segments through which CIRCOR manufactures and sells products: CIRCOR Energy and CIRCOR Aerospace & Defense. Each of the four conflict minerals (also collectively referred to herein as "3TG") is necessary to the production of one or more of our product lines.

3.	Facilities

CIRCOR processes conflict minerals in its manufacturing facilities located in the United States, Western Europe, Morocco, India, Brazil, and the People’s Republic of China. Our Energy segment operates facilities in the United States (Oklahoma City, OK, Spartanburg, SC, Tampa, FL), Nerviano, Italy, Middlesex and North Yorkshire, UK, Kornwestheim, Germany, Piracicaba, Brazil, Coimbatore, India, Bergschenhoek, The Netherlands, and Suzhou, PRC. Our Aerospace & Defense segment operates facilities in the United States (Corona, CA, Walden, NY, Hauppauge, NY), Uxbridge, UK, Le Plessis Trévise and Chemillé, France and Tangier, Morocco.

4.	Due Diligence on Supply Chains

In designing our conflict minerals compliance program, we referred to the Organisation of Economic Cooperation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). The five basic elements of the OECD guidance are: 1. Establish strong management systems; 2. Identify and assess risks in the supply chain; 3. Design and implement a strategy to respond to identified risks; 4. Carry out independent third-party audits of refiner's due diligence practices; and 5. Report annually on supply chain due diligence. Our program addresses the basic elements of the OECD Guidance below.

4.1 Establish Strong Management Systems

Policy

As described above, CIRCOR has adopted a Conflict Minerals Policy which is posted on our website at http://investors.circor.com/phoenix.zhtml?c=109457&p=irol-conflictmineralpolicy.

Internal Team

The Company has established a management system for conflict minerals. Our management system includes a Conflict Minerals Steering Committee which includes CIRCOR's Vice President - Global Supply Chain and Vice President - General Counsel as well as a team of subject matter experts from relevant functions such as Supply Chain, Materials Management, Engineering and the Legal and Accounting functions. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our legal department and our Manager - Supply Chain, who acts as the conflict minerals program manager. Senior management representatives are briefed on the results of our due diligence efforts on a regular basis.

Control systems

As we do not have direct relationships with 3TG smelters and refiners, we are engaged and actively cooperate with Trade Associations such as the Manufacturers Alliance for Productivity and Innovation in educating our professionals on best practices in implementing our Conflict Minerals Policy. We have also retained a service provider for supply chain research, consulting and database management services. Through our service provider, we are able to reference external databases and independent organizations to validate information reported to us by our suppliers on their source smelters and gold refiners. Our controls are supported by our Code of Conduct which outlines expected behaviors for all employees and provides a complaint mechanism that can accommodate anonymous complaints. This mechanism is also available through our corporate website.

Strengthen Engagement with Suppliers

We have revised many of our contractual relationships with suppliers. Where current contracts with suppliers do not expressly permit us to impose new contract terms and flow-down requirements unilaterally, we are nonetheless working with suppliers to obtain 3TG sourcing information until our contracts are amended. As we renew or enter into new supply agreements, we add clauses to require suppliers to provide information about their smelters and sources of 3TG.

We have also added a Supplier Code of Conduct to our frame agreements with suppliers. The Supplier Code of Conduct includes disclosure requirements to mitigate against the risk of including conflict minerals that finance the armed conflict in the Covered Countries, and requires, among other things, that suppliers commit to becoming "conflict free" with respect to the materials they supply to the Company. Additional measures to improve transparency in our supply chains are described below.

4.2 Identify and assess risk in the supply chain

Because of the breadth of our organizational structure, the fact that many of our products are constituted from metals, the complexity of certain products, and the depth and dynamic nature of our supply chain, we looked across all of our business operations worldwide to organize our assessments of the products we manufacture, our suppliers and their respective upstream sources. Our supply chain professionals and engineers informed us of all direct suppliers of materials that were known to contain or were reasonably believed might contain at least one 3TG ("in-scope suppliers"). These materials are the product of attenuated supply chains. While we recognize the possibility that some of them might include 3TG sourced from mines controlled by persons engaged in human rights abuses in the Covered Countries, we do not have sufficient information to confirm any such link to our products.

4.3 Design and Implement a Strategy to Respond to Risks

Our Conflict Minerals Policy guides our risk management plan and our due diligence efforts, through which our compliance program is implemented, managed and monitored. Updates to this risk assessment are provided to senior management.

CIRCOR's business units procure materials to manufacture their products from nearly two thousand suppliers. We began our due diligence on our supply chains in 2013 by reviewing our products to identify all direct suppliers who provided materials which we either knew to contain or believed might contain 3TG. Recognizing that conflict minerals risk is an enterprise-wide issue, we undertook to develop a database of supplier contact and location information from all business units, including email addresses and telephone contact information. In 2014, we consolidated the detailed supplier information developed from our 2013 survey program into a centrally administered materials management database. We conformed supplier information from across multiple business units, allowing us to consistently and accurately identify suppliers of constituent materials necessary to the functionality or production of CIRCOR finished products. This tool has enabled us to elicit and organize more detailed responses from our suppliers and to improve the quantity and quality of supplier responses. In 2014 we also undertook a multi-year program aimed at developing an even more robust database of product information. This database will include a repository for our Bills of Materials, a feature designed to enable us to connect supplier information to our finished products.

CIRCOR included all in-scope suppliers in its Reasonable Country of Origin Inquiry (RCOI). To obtain the required information from its suppliers, the Company utilized a Conflict Minerals Reporting Template ("CMRT") based on the questionnaire form developed and published by the Conflict-Free Sourcing Initiative, which was established by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. CIRCOR’s suppliers were requested to provide detailed information regarding the supplier's conflict-free policy, the presence and source of any 3TG contained in materials supplied to CIRCOR, the supplier's engagement with its upstream suppliers, and identification of the smelters from which the supplier sourced 3TG materials. We directed suppliers to written instructions for completing the form and to recorded training illustrating proper use of the tool. The

CMRT can be completed in several non-English languages and is consistent with the template in use by many companies in their due diligence processes related to conflict minerals. This year, we also requested suppliers to submit their responses in an on-line format (rather than uploading their own spreadsheets) and we pre-set the reporting format to elicit product-level responses.

Where suppliers failed to respond to our initial request, reminder emails were sent to them requesting completion of the CMRT. In many cases, this exercise was repeated multiple times. Suppliers who remained non-responsive to our email reminders were contacted by telephone and offered assistance. Our service provider utilized staff members fluent in several non-English languages to facilitate supplier participation. This assistance included, but was not limited to, providing further information about CIRCOR's conflict minerals compliance program, an explanation of the information sought and why its collection is necessary, a review of how the information would be used and clarification of the instructions for completing the questionnaire.

Due Diligence Results: Survey Responses

During 2013 and 2014, as part of a broad program aimed at improving the overall transparency and efficiency of its supply chains, CIRCOR significantly reduced the number of its active suppliers. In addition, the renewal in 2014 of our enhanced survey program helped to drive greater awareness in our supplier community of the Conflicts Minerals Law and the importance of cooperation with CIRCOR as a regulated customer. As was the case last year, our efforts to collect information from our suppliers continued into the current calendar year. Overall, the steps we took to consolidate our supply chains and the conduct of our survey and follow-up campaign resulted in doubling the rate of supplier participation over the previous year: from twenty percent (20%) in 2013 to forty percent (40%) in 2014.

CIRCOR's suppliers vary widely in size and sophistication. Although our CMRT was pre-set to require product level information, the majority of our responding suppliers provided data without specifying the product(s) to which the data related. In addition, some suppliers indicated that they were providing information for "all products" without specifying whether this entry described all products sold to CIRCOR or all products produced by the supplier. Because of this ambiguity, we were unable to distinguish whether such a supplier who reported having sourced any 3TG from a Covered Country had in fact incorporated these minerals into the product(s) it sold to CIRCOR. Based on information available at this time, we are therefore unable to trace the materials supplied to us to a particular source location so as to validate which of the supplier-identified source smelters, refiners or mines are actually in our supply chain.

About one-fifth of responding suppliers indicated that they sourced 3TG materials from smelters which, in turn, had sourced raw materials from at least one mining operation that was either reported by the supplier or indicated by our research to be located in a Covered Country. However, at this point, the profile information we have for smelters identifies all countries from which materials were sourced by that smelter on an enterprise-wide basis. As a consequence, even where suppliers have reported their information on a product-level basis, we believe that our data may contain a number of "false positives" in relation to the risk that our necessary 3TG minerals were sourced from a Covered Country.

Information provided by the suppliers who responded to the Company's RCOI was aggregated on the Company's online data platform. Supplier responses were then evaluated for plausibility, completeness, accuracy and consistency with other known information. For example, we compared smelter facilities identified as sources by our suppliers to the list of smelters certified as Conflict-Free by the Conflict Free Sourcing Initiative ("CFSI") and other certifying bodies. Where information from a supplier contained implausible or apparently erroneous entries, we attempted to make additional contact with the supplier to clarify the information provided. Where clarifying information was obtained, the database was updated or corrected.

4.4 Independent Third Party Audit of Supply Chain Due Diligence

Because CIRCOR does not have direct relationships with 3TG smelters and refiners, it relies on industry resources, such as CFSI and other certifying bodies, to provide certifications and to influence smelters and refiners to participate in audits and achieve conflict-free certifications. Neither do we have the information necessary to perform direct audits of 3TG suppliers, as much of the information provided from suppliers to date is not particularized to our products. We also rely upon our contracted service provider for additional industry intelligence. As noted, the majority of the responses contained data at the supplier company level (rather than at a level directly relating to a part number) and/or failed to specify the source smelters or refiners for components supplied to us. We were therefore unable to determine whether any 3TG reported as possibly originating from the Covered Countries was actually contained in components or parts supplied to us or to validate that any non-certified smelters or refiners were actually in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.

4.5 Public Report on Supply Chain Due Diligence

This is CIRCOR's second public report on its conflict minerals supply chain due diligence. In addition to the strategies, practices and results described in this report, we have, as required by the statute and consistent with the OECD Guidance, published our supply chain due diligence policy as set forth in our Conflict Minerals Policy available on our website at http://investors.circor.com/phoenix.zhtml?c=109457&p=irol-conflictmineralpolicy.

5.	Efforts to determine mine or location of origin

As detailed above, through our establishment of a management structure, assessment of risk, development of a Conflict Minerals Policy and construction of a supplier database, and our design and implementation of a disciplined due diligence program on our 3TG supply chains, we have made significant efforts to develop our conflict minerals compliance program. Our work has established a foundation comprising all information reasonably available at this time to support our ongoing efforts to determine the mines or other locations of origin of the necessary 3TG in the products we manufacture and contract to have manufactured.

6.	Steps to be taken to mitigate risk

We intend to take the following steps to broaden and deepen supplier participation in our program and improve the due diligence conducted to date to further mitigate any risk that the necessary 3TG in our products could benefit armed groups in the DRC or adjoining countries:

a.	Continue to develop our product database across our business units to drive greater transparency in our supply chains.

b.	Renew our RCOI with existing in-scope suppliers and expand it to include new suppliers who we believe may supply materials containing 3TG.

c.
Continue our program of requiring suppliers to subscribe to our Supplier Code of Conduct as described above, which includes conflicts minerals disclosure obligations and commitment to transparency and integrity.

d.
Engage any of our suppliers found to be supplying us with 3TG from sources that support the armed conflict in the Covered Countries to establish an alternate source of 3TG that does not support such conflict.

e.	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

7.Audit

After performing appropriate due diligence, we are unable to determine whether any 3TG necessary to our manufacture of products during the period covered by this report originated in a Covered Country or directly or indirectly financed or benefitted armed groups there. Therefore, for the temporary period specified in Instruction 2 to Item 1.01, we are not required to obtain an independent private sector audit of our Conflict Minerals Report.